                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                      For the quarter ended March 31, 2000

                      SPARKLING SPRING WATER GROUP LIMITED
                      ------------------------------------

           19 FIELDING AVENUE, DARTMOUTH, NOVA SCOTIA, CANADA B3B 1C9
           ----------------------------------------------------------
                    (Address of principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]



                Form 20-F   /X/                   Form 40-F  / /


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.]



                Yes  / /                          No   /X/

                SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                  Sparkling Spring Water Group Limited


                               By:
                                            -----------------------------------
                               Name:        David M. Arnold
                               Title:       Vice President Finance, Treasurer


Date:
        --------------------------------

                      Sparkling Spring Water Group Limited

                         Quarterly Report On Form 6 - K
                      For The Quarter Ended March 31, 2000


                                      INDEX

                                                                                               Page
Part I   Financial Information

Item 1.  Financial Statements


         Consolidated Balance Sheets as of March 31, 2000
         and December 31, 1999..................................................................1

         Consolidated Statements of Operations for the three months ended March 31, 2000 and 1999..........................................................2

         Consolidated Statements of Cash Flows for the three months ended March 31, 2000 and  1999.........................................................3

         Notes to Consolidated Financial Statements............................................ 4

Item 2.  Management's Discussion And Analysis Of
         Financial Condition And Results Of Operations..........................................7

                                          TABLE OF ADDITIONAL REGISTRANTS

                                                                                                          PRIMARY STANDARD
                                                                                                          INDUSTRIAL
                                                                   STATE OR OTHER JURISDICTION OF         CLASSIFICATION CODE
EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER               INCORPORATION OF ORGANIZATION          NUMBER
Sparkling Spring Water Limited                                     Nova Scotia                            5149
Spring Water, Inc.                                                 Delaware                               5149
Cullyspring Water Co., Inc.                                        Washington                             5149
Crystal Springs Acquisition, Inc.                                  Delaware                               5149
Nature Springs Water Company Limited                               England                                5149
Krystal Fountain Water Co. Limited                                 England                                5149
Water at Work Limited                                              Scotland                               5149
Natural Water Limited                                              Scotland                               5149


         The address of the principal executive offices of each of the Additional Registrants is the same as for Sparkling Spring Water Group Limited, as set forth on the facing page of this Report.

Part I   Financial Information

Item 1.  Financial Statements


                      SPARKLING SPRING WATER GROUP LIMITED

                           CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)
                                                                                           March 31,           December 31,
                                                                                             2000                 1999
                                                                                           --------             --------
ASSETS                                                                                   (Unaudited)

Current
Cash and cash equivalents                                                                  $    754             $    567
Accounts receivable                                                                          11,167               11,491
Inventories [NOTE 3]                                                                          1,843                1,482
Prepaid expenses                                                                              1,392                1,453
                                                                                           --------             --------

              Total current assets                                                           15,156               14,993

Fixed assets                                                                                 35,586               36,207
Goodwill and deferred charges                                                                49,358               50,227
Other assets                                                                                  1,662                1,634
                                                                                           --------             --------


              Total assets                                                                 $101,762             $103,061
                                                                                           ========             ========

LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIENCY)

Current
Accounts payable and accrued liabilities                                                   $ 11,544             $ 10,028
Income tax payable                                                                               39                  103
Customer deposits                                                                             5,231                5,466
Debt due within one year                                                                      2,945                2,963
                                                                                           --------             --------

              Total current liabilities                                                      19,759               18,560
                                                                                           --------             --------

Obligations under capital leases and other debt                                               1,960                2,267
Senior bank debt                                                                             14,526               13,973
Subordinated notes payable [NOTE 4]                                                          88,100               88,100
                                                                                           --------             --------

              Total long-term liabilities                                                   104,586              104,340
                                                                                           --------             --------

Shareholder's equity (deficiency)
Capital Stock
Issued and outstanding:
Class D common shares - 1,383,328                                                             6,189                6,241
Class E common shares - 5,860                                                                   176                  177
                                                                                           --------             --------
                                                                                              6,365                6,418
Cumulative translation adjustment                                                            (2,146)              (1,538)
Deficit                                                                                     (26,802)             (24,719)
                                                                                           --------             --------
              Total shareholder's equity (deficiency)                                       (22,583)             (19,839)
                                                                                           --------             --------
              Total liabilities and
               shareholder's equity (deficiency)                                           $101,762             $103,061
                                                                                           ========             ========


                             SEE ACCOMPANYING NOTES

                      SPARKLING SPRING WATER GROUP LIMITED

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)

(in  thousands of U.S. dollars)                                                              Three              Three
                                                                                          Months Ended       Months Ended
                                                                                            March 31,          March 31,
                                                                                              2000               1999
                                                                                            --------           --------
Revenue:
   Water                                                                                    $ 10,126           $  9,206
   Rental                                                                                      3,602              3,383
   Other                                                                                       1,867              1,824
                                                                                            --------           --------

            Total revenue                                                                     15,595             14,413
                                                                                            --------           --------

Cost of sales:
   Water                                                                                       2,038              1,995
   Other                                                                                         685                765
                                                                                            --------           --------

            Total cost of sales                                                                2,723              2,760
                                                                                            --------           --------

Gross profit                                                                                  12,872             11,653

Expenses:
   Selling, delivery and administrative                                                        8,922              8,242
   Depreciation and amortization                                                               2,562              2,525
                                                                                            --------           --------

Operating profit                                                                               1,388                886

Interest expense                                                                               3,062              2,742
                                                                                            --------           --------

Loss before income taxes                                                                      (1,674)            (1,856)
Provision for income taxes                                                                      (409)                --
                                                                                            --------           --------

Net loss                                                                                      (2,083)            (1,856)

Other comprehensive loss:
    Foreign currency translation adjustment                                                     (608)              (225)
                                                                                            --------           --------

Comprehensive loss                                                                          $ (2,691)          $ (2,081)
                                                                                            --------           --------



Basic and diluted loss per share                                                            $  (1.50)          $  (1.34)
                                                                                            --------           --------

                             SEE ACCOMPANYING NOTES

                      SPARKLING SPRING WATER GROUP LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)

                                                                                             Three                 Three
(in thousands of U.S. dollars)                                                            Months Ended         Months Ended
                                                                                            March 31,            March 31,
                                                                                              2000                 1999
                                                                                            --------            --------
OPERATING ACTIVITIES
Net loss                                                                                    $ (2,083)           $ (1,856)
Items not requiring cash
   Depreciation and amortization                                                               2,562               2,525
   Amortization of deferred financing costs                                                      145                 100
   Cross currency swap [NOTE 4]                                                                  (26)               (410)
                                                                                            --------            --------
                                                                                                 598                 359

Net change in non-cash working capital balances                                                1,223               2,431
                                                                                            --------            --------

Cash provided by operating activities                                                          1,821               2,790
                                                                                            --------            --------


INVESTING ACTIVITIES
Purchase of fixed assets, net                                                                 (1,847)             (2,319)
                                                                                            --------            --------


FINANCING ACTIVITIES
Increase (repayment) in long-term debt                                                           244              (1,929)
Decrease in deferred charges                                                                      --                  20
                                                                                            --------            --------

Cash provided by (used in) financing activities                                                  244              (1,909)
                                                                                            --------            --------

Effect of foreign currency translation on cash                                                   (31)                (26)
                                                                                            --------            --------

Increase (decrease) in cash and cash equivalents during the period                               187              (1,464)
Cash and cash equivalents, beginning of period                                                   567               9,728
                                                                                            --------            --------

Cash and cash equivalents, end of period                                                    $    754            $  8,264
                                                                                            ========            ========


SUPPLEMENTAL CASH FLOW DISCLOSURE

Interest paid                                                                               $    489            $    392
                                                                                            ========            ========

Income taxes paid                                                                           $    479            $     13
                                                                                            ========            ========

                             SEE ACCOMPANYING NOTES

                      SPARKLING SPRING WATER GROUP LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      FOR THE QUARTER ENDED MARCH 31, 2000
                                   (Unaudited)

1.  Basis of Presentation

         Sparkling Spring Water Group Limited ("Sparkling Spring") is incorporated under the laws of the Province of Nova Scotia, Canada and provides containered water to home and office markets in British Columbia and the Maritime provinces of Canada, England, Scotland and the Pacific Northwestern United States.

         The Company uses the U.S. dollar as its reporting currency. Balance sheet accounts of all non-U. S. entities are translated into U.S. dollars at the exchange rates in effect at the balance sheet date. Income statement accounts of all non-U.S. entities are translated into U.S. dollars at average exchange rates prevailing during the period. Gains and losses on translation are included in a separate component of shareholder's equity titled "cumulative translation adjustment".

         The accompanying unaudited consolidated financial statements have been prepared on a historical cost basis by management in accordance with United States generally accepted accounting principles for interim financial information. Accordingly, they do not include all information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the unaudited interim consolidated financial statements of the Company reflect all adjustments necessary to present fairly the financial position of the Company, the results of its operations and the changes in its cash flows for the interim periods presented. All such adjustments are of a normal recurring nature.

         The accompanying consolidated financial statements should be read in conjunction with the Audited Financial Statements for the year ended December 31, 1999 and the notes thereto contained in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.


2.  Seasonal Nature of Business

         Operating results for the three month period ended March 31, 2000 are not necessarily indicative of the results that may be expected for the year ended December 31, 2000 due to the seasonal nature of the business. This seasonality results from a combination of higher unit sales of the Company's products in the second and third quarters and the accounting for such administrative and other overhead costs including but not limited to depreciation, amortization and interest expense which are not significantly impacted by business seasonality.

3.  Inventories

      Inventories consist of the following (thousands of dollars):

                                                     MARCH 31, 2000           DECEMBER 31, 1999
                                                     --------------           -----------------
                                                      (unaudited)
      Packaging materials                                 $  336                     $  339
      Coolers not yet in service                             595                        327
      Goods for resale                                       439                        417
      Cooler parts                                           350                        246
      Other                                                  123                        153
                                                          ------                     ------

                                                          $1,843                     $1,482
                                                          ======                     ======

                      SPARKLING SPRING WATER GROUP LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      FOR THE QUARTER ENDED MARCH 31, 2000
                                   (Unaudited)


4.        Financial Instruments

         In December 1997, the company entered into two cross currency interest rate swaps with a US bank to more closely match the interest requirements of its subordinated notes with the cash flows earned by the Company's Canadian and UK subsidiaries. The Company entered into a $30 million US six year swap in British pounds sterling and a $28 million US five year swap in Canadian dollars which was terminated in October 1998. The semi annual interest payments on the pounds sterling swap are approximately 1.1 million pounds. At March 31, 2000 and December 31, 1999, the aggregate fair market value of the pounds sterling swap was approximately $346,000 and $318,000 in favor of the Company respectively. For the three months ended March 31, 2000, approximately $26,000 of the $28,000 increase in the swap asset between December 31, 1999 and March 31, 2000 was recorded as a decrease in interest expense. For the three months ended March 31, 1999, approximately $410,000 of the $440,000 decrease in the swap liability between December 31, 1998 and March 31, 1999 was recorded as a decrease in interest expense.

5.       Earnings per Share

         The weighted average number of shares used to calculate basic and diluted loss per share is 1,389,188 for the three months ended March 31, 2000 and 1999. The effect of the exercise of outstanding options and warrants has not been included in the computation of earnings per share as the effect would be antidilutive.



6.     Acquisitions

         On November 27, 1999, the Company purchased the assets of the Misty Mountain Water Division of Baxter Foods Limited ("Misty") for approximately $1.4 million. Misty operates in the Maritime Provinces of Canada.


         The following unaudited pro forma information presents a summary of consolidated results of operations as if the acquisition of Misty had occurred at January 1, 1999.

                                                                    Three Months          Three Months
                                                                        Ended                 Ended
(thousands of dollars except per share amounts)                    March 31, 2000        March 31, 1999
                                                                   --------------        --------------
Total revenue                                                          $15,595               $14,859
Net loss                                                                (2,083)               (1,818)
Basic loss per share                                                     (1.50)                (1.31)



7.        Senior Credit Facility

         The Company has available a $30 million multi-currency facility that provides for a $15 million operating line (the "Operating Line Facility) which is renewable annually by April 30th, a $5 million five year acquisition line (the "Acquisition Facility") and a $10 million short term credit line (the "Note Buyback Facility") that was available until October 31, 1999 that provided the Company with flexibility to repurchase, at its discretion, certain of the Company's outstanding Subordinated Notes Payable. In March, 2000, the Operating Line Facility was renewed to April 30, 2001. Amounts outstanding as at October 31, 1999 under the Note Buyback Facility will be repaid in equal annual amounts over a five-year period commencing October 31, 2000. The Company has pledged as collateral a first priority security interest granted in favor of the lenders over substantially all of the assets of the Company. The Company's obligations under the facility rank senior to the payment of the Company's Subordinated Notes Payable.

8.      Summary of Business Segments

         The Company's business segments derive substantially all their revenues from the sale of bottled water and the rental of water coolers. The Company has identified three primary business segments: Canada, the United Kingdom and the United States.

         Segment detail is summarized as follows:

                                                                          Three               Three
(thousands of dollars)                                                  Months Ended       Months Ended
                                                                      March 31, 2000     March 31, 1999
                                                                      --------------     --------------
Revenue:
Canada                                                                   $ 6,122             $ 5,507
United Kingdom                                                             6,024               5,704
United States                                                              3,449               3,202
                                                                         -------             -------
                                                                         $15,595             $14,413
                                                                         =======             =======

Net income before depreciation, interest and income taxes:
Canada                                                                   $ 1,509             $ 1,257
United Kingdom                                                             2,033               2,081
United States                                                                810                 747
Unallocated corporate overhead                                              (402)               (674)
                                                                         -------             -------
                                                                         $ 3,950             $ 3,411
                                                                         =======             =======

9.       Comparative Figures

         Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.

ITEM 2.           Management's Discussion And Analysis Of
                  Financial Condition And Results Of Operations

         The following is management's discussion and analysis of certain significant factors which have affected the Company's financial position and operating results during the periods included in the accompanying consolidated financial statements.

  RESULTS OF OPERATIONS

         The following table sets forth, for the periods indicated certain statement of operations and other data of the Company.

                                                                     Three Months      Three Months
                                                                         Ended             Ended
                                                                    March 31, 2000    March 31, 1999
                                                                    --------------    --------------
Revenue                                                                   100%                100%

Cost of sales                                                            17.5                19.1
                                                                         ----                ----

Gross profit                                                             82.5                80.9

Selling, delivery and administrative                                     57.2                57.2
                                                                         ----                ----

EBITDA                                                                   25.3                23.7

Depreciation and amortization                                            16.4                17.5
                                                                         ----                ----

Operating profit                                                          8.9                 6.2

Interest expense                                                         19.6                19.0
                                                                         ----                ----

Loss before income taxes                                                (10.7)              (12.8)

Provision for income taxes                                               (2.6)                 --
                                                                         ----                ----

Net loss                                                                (13.3)              (12.8)
                                                                         ====                ====





THREE MONTHS ENDED MARCH 31, 2000 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 1999

         REVENUE. Revenue increased $1.2 million or 8.2% to $15.6 million in the three months ended March 31, 2000 compared to $14.4 million in the three months ended March 31, 1999. An increase in the exchange rate for the Canadian Dollar offset a decrease in the Pound Sterling resulting in a net increase of $0.1 million or 1.0% in revenues compared to the exchange rates in the 1999 period. Revenues from the acquisition of Misty Mountain completed during the fourth quarter of 1999 accounted for approximately $0.2 million of the increase. The balance of the increase was from growth in sales from the Company's higher customer location base compared to the 1999 period. The Company's water cooler customer location base was 158,500 as at March 31, 2000 compared to 160,300 as at December 31, 1999.

         COST OF SALES. The cost of sales in 2000 remained unchanged from the 1999 balance of $2.7 million. The cost of sales as a percentage of revenue decreased by 1.6% from 19.1% in 1999 to 17.5% in 2000 as a result of growth in higher margin home and office water and cooler rental revenues and a decrease in the Company's revenues from lower margin products.

         OPERATING EXPENSES. Selling, delivery, and administrative operating expenses increased by $0.7 million or 8.3% to $8.9 million for the three months ended March 31, 2000 compared to $8.2 million in the 1999 period. This increase is due primarily to increased business operations resulting from the underlying growth in the Company's water cooler location base.

         As a percentage of revenue, selling, delivery and administrative expenses were 57.2% for the three months ended March 31, 2000, the same percentage as the 1999 period.

         DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense for the three months ended March 31, 2000 remained unchanged from the 1999 balance of $2.5 million. Depreciation for the three months ended March 31, 2000 reflects the change in the Company's depreciation method from the declining balance method to the straight line method which was adopted in the Company's 1999 year end financial statements. Depreciation expense for the three months ended March 31, 1999 was calculated using the declining balance method.

         OPERATING PROFIT. Operating profit increased $0.5 million or 56.7% from $0.9 million in 1999 to $1.4 million in 2000. As a percentage of revenue, operating profit increased from 6.2% in the 1999 period to 8.9% in the three months ended March 31, 2000. Earnings before interest, taxes, depreciation and amortization expense increased by 15.8% or $0.5 million to $3.9 million from $3.4 million in the 1999 period as a result of the changes noted above.


         INTEREST EXPENSE. Interest expense increased by $0.3 million from $2.7 million in the 1999 period to $3.0 million in the 2000 period. Interest expense in the three months ended March 31, 2000 increased approximately $0.4 million from the 1999 period as a result of interest accrued due to the fluctuating value of the Company's cross currency swaps (see Note 4 of the Notes to Consolidated Financial Statements included elsewhere in this Report). Excluding the impact of accounting for the cross currency swap, interest expense in 1999 decreased by $0.1 compared to the 1999 period. An increase in interest expense associated with increased borrowings under the Company's Senior Credit Facility was offset by lower interest costs arising from the redemption of $11.9 million of the Company's Subordinated Notes Payable which were redeemed after the 1999 first quarter.


LIQUIDITY AND CAPITAL RESOURCES

         Historically, the Company has funded its capital and operating requirements with a combination of cash flow from operations, borrowings under bank credit facilities and equity investments from shareholders. The Company has utilized these sources of funds to make acquisitions, to fund significant capital expenditures at its properties, to fund operations and to service debt. The Company presently expects to fund its future capital and operating requirements at its existing operations through a combination of cash generated from operations and borrowings under the Senior Credit Facility (see below).

         Net cash provided by operating activities was $1.8 million for the three months ended March 31, 2000 and $2.8 million for the three months ended March 31, 1999. The Company made net capital expenditures of $1.8 million in the three months ended March 31, 2000 and $2.3 million in 1999. Capital expenditures in the 2000 period were primarily related to the addition of water bottles, water coolers, delivery trucks and computer equipment. Based on the Company's existing operations, management expects that the Company's capital expenditures will total approximately $10.0 million in 2000. This estimate includes approximately $2.0 million that may be spent on a new plant in Scotland that is currently under evaluation.

         The Company believes that existing cash balances together with available cash, cash generated from operations and available borrowings under the Senior Credit Facility will be sufficient to finance the Company's working capital and capital expenditure requirements for 2000 as well as some acquisitions. However, there can be no assurance that such resources will be sufficient to meet the Company's anticipated requirements or that capital will be available to the Company on terms and conditions acceptable to the Company.

SENIOR CREDIT FACILITY

         The Company has available a $30 million multi- currency facility that provides for a $15 million operating line (the "Operating Line Facility") which is renewable annually by April 30th, a $5 million five year acquisition line (the "Acquisition Facility") and a $10 million short term credit line (the "Note Buyback Facility") that was available until October 31, 1999 that provided the Company with flexibility to repurchase, at its discretion, certain of the Company's outstanding Subordinated Notes Payable. In March 2000, the Operating Line Facility was renewed to April 30, 2001. Amounts outstanding as at October 31, 1999 under the Note Buyback Facility will be repaid in equal annual amounts over a five-year period commencing October 31, 2000. The Company has pledged as collateral a first priority security interest granted in favor of the lenders over substantially all of the assets of the Company. The Company's obligations under the facility rank senior to the payment of the Company's Subordinated Notes Payable.

         Amounts outstanding under the Senior Credit Facility bear interest at specified rates based on the Canadian prime, U.S. prime, London inter-bank market and Bankers' Acceptances rates. As of March 31, 2000, the Company had approximately $8.1 million outstanding under the Operating Line Facility including $2.8 million of outstanding letters of credit, $1.2 million outstanding under the Acquisition Facility and $10 million outstanding under the Note Buyback Facility.

RECENT ACCOUNTING PRONOUNCEMENTS

         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities". The new statement requires all derivatives to be recorded on the balance sheet at fair value and establishes new accounting rules for hedging instruments. The statement is effective for years beginning after June 15, 2000. The impact of this statement on the consolidated financial statements has not yet been determined.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

         Statements included in this Report that do not relate to present or historical conditions are "forward looking statements" within the meaning of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "1995 Reform Act"). Additional oral or written forward-looking statements may be made by the Company from time to time, and such statements may be included in documents other than this Report that are filed with the SEC. Such forward-looking statements involve risks and uncertainties that could cause results or outcomes to differ materially from those expressed in such forward-looking statements. Forward-looking statements in this Report and elsewhere may include without limitation, statements relating to the Company's plans, strategies, objectives, expectations, intentions and adequacy of resources and are intended to be made pursuant to the safe harbor provisions of the 1995 Reform Act. Words such as "believes," "forecasts," "intends," "possible," "expects," "estimates," "anticipates," or "plans" and similar expressions are intended to identify forward-looking statements. Investors are cautioned that such forward-looking statements involve risks and uncertainties including without limitation the following: (i) the Company's plans, strategies, objectives, expectations and intentions are subject to change at any time at the discretion of the Company; (ii) the Company's ability to expand by acquisitions is dependent upon, and may be limited by, the availability of suitable acquisition candidates and the availability of financing therefor on suitable terms; (iii) the Company's ability to obtain financing will be affected by restrictions contained in the Indenture and the Company's other existing and future financing arrangements; (iv) the Company's proposed expansion strategy will be substantially dependent upon the Company's ability to hire and retain skilled management, financial, marketing and other personnel; (v) the Company's plans and results of operations will be affected by the

Company's ability to successfully manage growth (including monitoring operations, controlling costs and maintaining effective quality and inventory controls; (vi) the market for attractive acquisitions in the bottled water industry is becoming increasingly competitive, which could make the Company's acquisition strategy more difficult to achieve; (vii) the Company's operations are subject to the jurisdiction of various governmental and regulatory agencies which regulate the quality of drinking water and other products and any failure by the Company to comply with existing and future laws and regulations could subject the Company to significant penalties or impose additional costs on the Company or otherwise have a material adverse affect on its financial position or results of operations; (viii) any interruption in the availability of water to the Company from municipal sources and local natural springs could have a material adverse affect on the Company's operations until suitable replacement sources are located and (ix) other risks and uncertainties indicated from time to time in the Company's filings with the SEC.